UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            REUNION INDUSTRIES, INC.
                      (formerly Reunion Resources Company)
              ----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   761312-10-7
                             (formerly 761314-10-3)
              ----------------------------------------------------
                                 (CUSIP Number)

                              BRIAN D. BEGLIN, ESQ.
                             RICHARDS & O'NEIL, LLP
                                885 THIRD AVENUE
                               NEW YORK, NEW YORK
                                      10022
                                 (212) 207-1200
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 30, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 761312-10-7                                         Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      CHATWINS GROUP, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,450,000
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              None
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               1,525,000
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,525,000
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 761312-10-7                                         Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      CHARLES E. BRADLEY, SR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              None
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,118,066
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 761312-10-7                                         Page 4 of 18 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      STANWICH PARTNERS, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              None
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,525,000
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 761312-10-7                                         Page 5 of 18 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      JOHN G. POOLE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              None
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,429,989
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 761312-10-7                                         Page 6 of 18 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      CHARLES E. BRADLEY, SR. FAMILY LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              None
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,032,424
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 761312-10-7                                         Page 7 of 18 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      JOHN GRIER POOLE FAMILY LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              None
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,294,331
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.8
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 761312-10-7                                         Page 8 of 18 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      KIMBALL J. BRADLEY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              None
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               None
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,728,937
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      REUNION INDUSTRIES, INC. SCHEDULE 13D
                                 AMENDMENT NO. 2

            This Amendment No. 2 ("Amendment No. 2") amends a Statement on
Schedule 13D (the "Schedule 13D"), dated as of June 28, 1995 and filed by Chatwins Group, Inc., a Delaware corporation ("Chatwins"), as amended by an Amendment No. 1, dated as of June 25, 1998 ("Amendment No. 1"). This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D. Item 1 is not amended hereby. Capitalized terms used in this Amendment No. 2 not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and Amendment No. 1.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by adding the following at the end thereof:

            6. Kimball J. Bradley

            Kimball J. Bradley ("Mr. K.J. Bradley") is a Senior Vice President of Chatwins. Mr. K.J. Bradley's business address is c/o Chatwins Group, Inc., 300 Weyman Plaza, Suite 340, Pittsburgh, Pennsylvania, 15236. Mr. K.J. Bradley is a citizen of the United States.

            During the last five years Mr. K.J. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            7. John Grier Poole Family Limited Partnership

            The John Grier Poole Family Limited Partnership (the "Poole FLP") is a Connecticut limited partnership. The principal activities of the Poole FLP are to manage and invest the assets held by the partnership. The business address of the Poole FLP is One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Poole is the sole general partner of the Poole FLP.

            During the last five years, neither the Poole FLP nor Mr. Poole as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 9 of 18 Pages

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby amended and restated as follows:

            On March 30, 1999 the Company's Board of Directors unanimously approved the Merger Agreement, dated as of March 30, 1999 (the "Merger Agreement"), between the Company and Chatwins, pursuant to which, among other things, Chatwins will be merged with and into the Company, with the Company being the surviving corporation (the "Merger"). The Merger Agreement is incorporated by reference as Exhibit 2 to this Statement.

            At the effective time of the Merger, each share of common stock of Chatwins theretofore issued and outstanding and held by the stockholders of Chatwins shall be automatically converted into the right to receive a number of shares of Common Stock determined in the manner set forth in the Merger Agreement, plus cash in lieu of any fractional share interests. The aggregate number of shares of the Company's common stock that will be issued to Chatwins stockholders in connection with the Merger will be 8,500,000 shares plus up to an additional 500,000 shares if certain business units achieve specified performance goals in 1999. The 1,450,000 shares of the Common Stock and the warrant to purchase 75,000 additional shares of Common Stock that are currently held of record by Chatwins will be retired at the effective time of the Merger.

            The Company's Certificate of Incorporation and By-Laws will be the certificate of incorporation and by-laws of the combined company following the Merger. The Company's Board of Directors at the effective time of the Merger will consist of the persons serving on the Company's Board of Directors immediately prior to the Merger and will be increased by two additional directors to be designated by Chatwins. It is currently anticipated that Mr. Joseph Lawyer, President, Chief Executive Officer and a director of Chatwins, and Mr. K.J. Bradley, Senior Vice President of Chatwins, will be the persons designated by Chatwins to serve on the Company's Board of Directors. The Company's executive officers at the effective time of the Merger will consist of those persons named on Schedule 2.3 to the Merger Agreement, a copy of which is attached hereto as Exhibit 3.

            The Merger will be consummated on the earliest practicable date after all of the conditions thereto have been waived or satisfied, including the approval by the Company's stockholders. The Company and Chatwins have designated June 29, 1999 as the Closing Date in the Merger Agreement, although there can be no assurances that the Merger will be consummated by that time.

            On April 1, 1999 the Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission relating to the issuance of shares of Common Stock in connection with the Merger and the solicitation of votes by the stockholders of the Company with respect to the Merger. This registration statement has not yet become effective.


                              Page 10 of 18 Pages

            The Board of Directors of the Company has approved the Merger Agreement and will recommend that the stockholders of the Company approve the Merger Agreement and has tentatively scheduled a meeting of the stockholders of the Company on June 8, 1999 to vote thereon. The affirmative vote of the holders of at least a majority of the shares of Common Stock entitled to vote thereon will be required for such approval. The Board of Directors of Chatwins has unanimously approved the Merger Agreement and the stockholders holding a majority of the outstanding stock of Chatwins have approved the Merger Agreement.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

            The information set forth in Item 3 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

            (a) Chatwins is currently the record holder of 1,525,000 shares of Common Stock (which includes a warrant to purchase 75,000 shares of the Common Stock), or approximately 38.4% of the 3,900,065 shares of Common Stock outstanding on the date hereof (the "Current Outstanding Common Stock") plus 75,000 shares represented by the warrant.

            The Bradley FLP, Mr. Bradley, Stanwich and Mr. Poole is each currently deemed the beneficial owner of the same 1,525,000 shares of Common Stock, or approximately 38.4% of the Current Outstanding Common Stock plus the 75,000 shares represented by the warrant that are held by Chatwins. The Bradley FLP, Mr. Bradley, Stanwich, Mr. Poole and the Poole FLP all expressly disclaim beneficial ownership of these shares.

            Upon the effectiveness of the Merger, all 1,450,000 shares of Common Stock and the warrant to purchase 75,000 shares of Common Stock held by Chatwins will be retired.

            As of the date hereof, the Bradley FLP has the right to acquire in the Merger as a result of its ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Merger Agreement, 4,032,424 shares of Common Stock upon the effectiveness of the Merger. Accordingly, the Bradley FLP may be deemed to own, in the aggregate, 4,032,424 shares of Common Stock, or approximately 36.8% of the 10,950,000 shares of the Common Stock of the Company estimated to be outstanding as of the effectiveness of the Merger (the "Merger Outstanding Common Stock").

            Mr. Bradley is the general partner of the Bradley FLP and manages the business and affairs of the Bradley FLP. Therefore, Mr. Bradley may be deemed to beneficially own the same 4,032,424 shares of Common Stock to be held by the Bradley FLP upon the effectiveness of the Merger. As of the date hereof, Mr. Bradley individually has the right to acquire in the


                              Page 11 of 18 Pages

Merger as a result of his ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Merger Agreement, 58,042 shares of Common Stock upon the effectiveness of the Merger. In addition, Mr. Bradley is deemed to beneficially own 27,600 shares of Common Stock of the Company by virtue of options to purchase 27,600 shares of Common Stock that are exercisable within 60 days. Accordingly, Mr. Bradley may be deemed to own, in the aggregate, 4,118,066 shares of Common Stock, or approximately 37.9% of the Merger Outstanding Common Stock plus 27,600 shares represented by Mr. Bradley's options.

            Upon the effectiveness of the Merger, Mr. K.J. Bradley will be the person designated by the Bradley FLP to vote the shares held by the Bradley FLP and, therefore, may be deemed to beneficially own the same 4,032,424 shares of the Common Stock that will be held by the Bradley FLP upon the effectiveness of the Merger. As of the date hereof, Mr. K.J. Bradley individually has the right to acquire in the Merger as a result of his ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Merger Agreement, 696,513 shares of Common Stock upon the effectiveness of the Merger. Accordingly, Mr. K.J. Bradley may be deemed to own, in the aggregate, 4,728,937 shares of Common Stock, or approximately 43.2% of the Merger Outstanding Common Stock.

            As of the date hereof, the Poole FLP has the right to acquire in the Merger as a result of its ownership of shares of common stock of Chatwins, subject to the terms and conditions of the Merger Agreement, 1,294,331 shares of Common Stock upon the effectiveness of the Merger. Accordingly, the Poole FLP may be deemed to own, in the aggregate, 1,294,331 shares of Common Stock, or approximately 11.8% of the Merger Outstanding Common Stock.

            Mr. Poole is the general partner of the Poole FLP and manages the business and affairs of the Poole FLP. Therefore, Mr. Poole may be deemed to beneficially own the same 1,294,331 shares of Common Stock that will be held by the Poole FLP upon the effectiveness of the Merger. As of the date hereof, the Donald W. Poole, Jr. Credit Shelter Trust FBO Donald W. Poole, III (the "Poole Trust I") has the right to acquire in the Merger as a result of its ownership of the shares of common stock of Chatwins, subject to the terms and conditions of the Merger Agreement, 60,329 shares of Common Stock upon effectiveness of the Merger. As of the date hereof, the Donald W. Poole, Jr. Credit Shelter Trust FBO Benjamin B. Poole, (the "Poole Trust II") has the right to acquire in the Merger as a result of its ownership of shares of common stock of Chatwins, upon the effectiveness of the Merger, 60,329 shares of Common Stock upon effectiveness of the Merger. As the trustee of the Poole Trust I and the Poole Trust II, Mr. Poole may be deemed to beneficially own 120,658 shares of Common Stock that will be held by the Poole Trust I and the Poole Trust II upon the effectiveness of the Merger. In addition, Mr. Poole is deemed to beneficially own 15,000 shares of Common Stock by virtue of options to purchase 15,000 shares of Common Stock that are exercisable within 60 days. Accordingly, Mr. Poole may be deemed to own, in the aggregate, 1,429,989 shares of Common Stock, or approximately 13% of the Merger Outstanding Common Stock plus 15,000 shares of Common Stock represented by Mr. Poole's options.


                              Page 12 of 18 Pages

            (b) Chatwins has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,450,000 shares of Common Stock held by Chatwins. Chatwins does not have the power to vote the 75,000 shares of Common Stock it beneficially owns by virtue of the warrant to purchase 75,000 shares of Common Stock but does have the power to dispose of the same 75,000 shares.

            As of the date hereof, the Bradley FLP, Mr. Bradley, Stanwich, Mr. K.J. Bradley, the Poole FLP and Mr. Poole do not have the power to vote or the power to dispose of the shares of Common Stock that each beneficially owns.

            (c) None

            (d) None

            (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the beginning thereof:

            The information set forth in Item 3 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following at the beginning thereof:

1. Joint Filing Agreement among Chatwins, Stanwich, the Bradley FLP, Mr. Bradley, Mr. K.J. Bradley, the Poole FLP and Mr. Poole.

2.    Merger Agreement, dated March 30, 1999, between the Company and Chatwins.

3.    Schedule 2.3 to Merger Agreement.

                [The remainder of the page purposely left blank]


                              Page 13 of 18 Pages

                                   Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 13, 1999

                                   CHATWINS GROUP, INC.

                                   By: /s/ Russell S. Carolus
                                       -----------------------------------
                                       Russell S. Carolus
                                       Vice President


                                   STANWICH PARTNERS, INC.

                                   By: /s/ John G. Poole
                                       -----------------------------------
                                       Name:  John G. Poole
                                       Title:


                                   CHARLES E. BRADLEY, SR. FAMILY LIMITED
                                   PARTNERSHIP

                                   By: /s/ Charles E. Bradley, Sr.
                                       -----------------------------------
                                       Charles E. Bradley, Sr.
                                       General Partner

                                       /s/ Charles E. Bradley, Sr.
                                       -----------------------------------
                                       Charles E. Bradley, Sr.


                                   JOHN GRIER FAMILY LIMITED PARTNERSHIP

                                   By: /s/ John G. Poole
                                       -----------------------------------
                                       John G. Poole
                                       General Partner

                                       /s/ John G. Poole
                                       -----------------------------------
                                       John G. Poole


                              Page 14 of 18 Pages

                                       /s/ Kimball J. Bradley
                                       -----------------------------------
                                       Kimball J. Bradley


                              Page 15 of 18 Pages

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

            This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Reunion Industries, Inc., a Delaware corporation, is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned.

            The undersigned hereby constitute and appoint Charles E. Bradley, Sr. their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments to the Schedule 13D, and to file the same and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done, or have done or caused to be done prior to this date, by virtue hereof.

            This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  April 13, 1999


                              Page 16 of 18 Pages

                                   CHATWINS GROUP, INC.

                                   By: /s/ Russell S. Carolus
                                       -----------------------------------
                                       Russell S. Carolus
                                       Vice President


                                   STANWICH PARTNERS, INC.

                                   By: /s/ John G. Poole
                                       -----------------------------------
                                       Name:  John G. Poole
                                       Title:


                                   CHARLES E. BRADLEY, SR. FAMILY LIMITED
                                   PARTNERSHIP

                                   By: /s/ Charles E. Bradley, Sr.
                                       -----------------------------------
                                       Charles E. Bradley, Sr.
                                       General Partner

                                       /s/ Charles E. Bradley, Sr.
                                       -----------------------------------
                                       Charles E. Bradley, Sr.


                                   JOHN GRIER FAMILY LIMITED PARTNERSHIP

                                   By: /s/ John G. Poole
                                       -----------------------------------
                                       John G. Poole
                                       General Partner

                                       /s/ John G. Poole
                                       -----------------------------------
                                       John G. Poole


                              Page 17 of 18 Pages

                                       /s/ Kimball J. Bradley
                                       -----------------------------------
                                       Kimball J. Bradley


                              Page 18 of 18 Pages

                                                                       EXHIBIT 2

                                MERGER AGREEMENT

            MERGER AGREEMENT, dated as of March 30, 1999, by and between Reunion Industries, Inc., a Delaware corporation ("Reunion"), and Chatwins Group, Inc. a Delaware corporation ("Chatwins").

                              W I T N E S S E T H:

            WHEREAS, Reunion desires to acquire Chatwins, and Chatwins desires that Reunion acquire Chatwins, all on the terms and conditions set forth in this Agreement;

            WHEREAS, it is the intention of the parties that the Merger (as defined below) shall: (i) be accounted for by the "purchase method" under generally accepted accounting principles ("GAAP"); (ii) qualify as a tax free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall qualify as a "plan of reorganization" within the meaning of Section 368 of the Code; and (iii) qualify as a tax free exchange of stock under Section 354 of the Code;

            WHEREAS, the Boards of Directors of Chatwins and Reunion have approved and adopted this Agreement and have authorized the execution hereof; and

            WHEREAS, the shareholders of Chatwins and the shareholders of Reunion shall vote for or against the adoption of this Agreement at meetings thereof to be called as promptly as possible following the execution of this Agreement (or by written consent).

            NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and the representations, warranties, conditions and promises hereinafter contained, the parties to this Agreement hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

            1.1. The Merger.

            (a) At the Effective Time (as defined in Section 1.1(b)), Chatwins shall be merged with and into Reunion (the "Merger"), in accordance with the General Corporation Law of the State of Delaware (the "Delaware GCL"), whereupon the separate existence of Chatwins shall cease and Reunion shall be the surviving corporation.

            (b) As soon as practicable after satisfaction or waiver of all conditions to the Merger, Chatwins and Reunion will file a certificate of merger (which shall be in form and substance reasonably satisfactory to the parties hereto) with the Secretary of State of the State of Delaware (the "Secretary of State") in accordance with Section 251(c) of the Delaware GCL and make all other filings or recordings required by the Delaware GCL in connection with the

Merger. The Merger shall become effective on such date as the certificate of merger is duly filed with the Secretary of State or at such later date as is specified in the certificate of merger (the "Effective Time").

            (c) From and after the Effective Time, Reunion shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities, liabilities and duties of Chatwins as provided in the Delaware GCL.

            1.2. Conversion of Shares. By virtue of the Merger and without any action on the part of Reunion or Chatwins:

            (a) The aggregate number of shares of the common stock of Chatwins, par value $.01 per share, issued and outstanding immediately prior to the Effective Time (the "Chatwins Common Stock") shall be automatically converted into the right to receive the following consideration in the manner and at the time described below:

                  (i) at the Effective Time, 8,500,000 fully-paid and nonassessable shares of common stock of Reunion, par value $.01 per share ("Reunion Common Stock"); and

                  (ii) up to 500,000 shares of Reunion Common Stock (the "Additional Shares") to be issued within 30 days after the filing by Reunion of its Annual Report on Form 10-K for the year ending December 31, 1999 (the "Filing Date") as follows:

                  (x) 200,000 shares of Reunion Common Stock if EBITDA (as
            defined in clause (z) below) earned by the Chatwins Divisions (as defined in clause (z) below) during the year ending December 31, 1999 ("1999 EBITDA") is at least $27,911,000; plus

                  (y) . 3 shares of Reunion Common Stock for each dollar of 1999
            EBITDA in excess of $27,911,000 up to and including $28,911,001.

                  (z) For purposes of this Agreement, "EBITDA" shall mean the earnings before interest, taxes, depreciation and amortization of the Chatwins Divisions, determined in accordance with GAAP applied on a consistent basis, without, however, any allocations related to headquarters overhead or expense, as audited by PriceWaterhouseCoopers, LLP, and the "Chatwins Divisions" shall mean the operating divisions of Chatwins known as "CPI", "Klemp", "Alliance", "Hanna", "Steelcraft" and "Auto-Lok", the Kingway material handling business of Stanwich Acquisition Corp. ("SAC"), which will be merged into Reunion and operated within the Auto-Lok division and the Naptech business of NPS Acquisition Corp. ("NPS"), which will be merged into Reunion and operated within the CPI division.

                  (iii) the Reunion Common Stock to be issued in accordance with this Section 1.2(a) shall be allocated among the holders of the Chatwins Common Stock pro rata based upon their percentage ownership of the Chatwins Common Stock at the Effective Time.

            (b) (i) The aggregate number of shares of Class D, Series A Preferred Stock of Chatwins, par value $.01 per share (the "Series A Preferred"), Class D, Series B Preferred Stock of Chatwins, par value $.01 per share, (the "Series B Preferred"), and Class D, Series C Preferred Stock of Chatwins, par value $.01 per share (the "Series C Preferred"), issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive preferred stock of Reunion (the "Series A Reunion Preferred") with an initial redemption value (the "Initial Redemption Value") equal to the aggregate redemption price of such Chatwins preferred stock on the Closing Date (as defined in Section 1.4) determined as provided in Chatwins's Restated Certificate of Incorporation. The Series A Reunion Preferred will be redeemable when no shares of Series B Preferred Stock of Reunion (the "Series B Reunion Preferred") to be issued in connection with the merger of SAC into Reunion are outstanding at any time at the option of Reunion at a redemption value (the "Total Redemption Value") equal to the Initial Redemption Value plus all accrued but unpaid preferred dividends. The Series A Reunion Preferred will accrue a cumulative dividend equal to 10% of the Initial Redemption Value per annum, which will accrue from the Effective Time (the "Series A Preferred Dividend"). The Series A Preferred Dividend will be junior in right of payment to dividends on the Series B Reunion Preferred, will be payable as and when the Board of Directors of Reunion determines and will be senior in right of payment to dividends on shares of Reunion Common Stock. The Series A Reunion Preferred will not be voting, except as required by law, and will not have any right of conversion into the Reunion Common Stock or any other securities of Reunion. Upon a liquidation of Reunion, the holders of the Series A Reunion Preferred will be entitled to be paid, out of the assets of Reunion available for payment to the holders of Reunion's capital stock, an amount equal to the Total Redemption Value on the date of payment. In the event of a liquidation of Reunion no payments will be made and no assets will be distributed to the holders of the Reunion Common Stock or any other class of capital stock of Reunion, including the Series B Reunion Preferred, until the holders of the Series A Reunion Preferred shall have been paid the Total Redemption Value. The Series A Reunion Preferred will have such other preferences, privileges, restrictions and rights as are determined by the Board of Directors of Reunion prior to the Effective Time.

                  (ii) The Series A Reunion Preferred shall be allocated among the holders of the Series A Preferred, Series B Preferred and Series C Preferred in accordance with such holders' applicable Redemption Percentages at the Effective Time. For these purposes, a particular holder's "Redemption Percentage" shall mean the fraction (expressed as a percentage) obtained by dividing (y) the aggregate Initial Redemption Value of the Series A Preferred, Series B Preferred and Series C Preferred held by such holder immediately prior to the Effective Time by (z) the aggregate Initial Redemption Value of the shares of Series A Preferred, Series B Preferred and Series C Preferred issued and outstanding immediately prior to the Effective Time.

            (c) All shares of Chatwins Common Stock, Series A Preferred, Series B Preferred and Series C Preferred (collectively, the "Chatwins Capital Stock") shall automatically be cancelled and retired and shall cease to exist and each holder of a certificate representing any such Chatwins Capital Stock (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive consideration (the "Merger Consideration") consisting of the number of shares of Reunion Common Stock or Series A Reunion Preferred specified herein, together with any cash in lieu of fractional shares of Reunion Common Stock to be paid pursuant to Section 1.3(c), upon the surrender of such Certificate in accordance with Section 1.3(a), without interest.

            (d) All shares of Chatwins Capital Stock held by Chatwins as treasury shares shall be cancelled and retired and shall cease to exist and no shares of Reunion Common Stock or Series A Reunion Preferred shall be issuable in respect thereof.

            (e) Chatwins agrees that the 1,450,000 shares of Reunion Common Stock and the warrant to purchase an additional 75,000 shares of Reunion Common Stock owned by Chatwins as of the date hereof shall be retired by Reunion, and Chatwins shall thereupon cease to have any rights with respect thereto, including any right of exchange in connection with the Merger.

            1.3. Surrender of Certificates; Payment of Merger Consideration.

            (a) Surrender of Certificates. At or after the Closing (as defined in Section 1.4), upon presentation by the holder thereof, duly endorsed, each Certificate shall be cancelled and exchanged and, simultaneously with such cancellation and exchange, (i) in respect of Chatwins Common Stock a new certificate shall be issued representing the number of shares of Reunion Common Stock into which the Chatwins Common Stock formerly held by such shareholder shall have been converted in the Merger in accordance with Section 1.2 (a)(i) hereof, together with a check payable to such shareholder representing any payment of cash in lieu of fractional shares determined in accordance with
Section 1.3(c) hereof and (ii) in respect of Series A Preferred, Series B Preferred and Series C Preferred, a new certificate shall be issued representing the number of shares of Series A Reunion Preferred determined in accordance with the applicable Redemption Percentages. Within 30 days following the Filing Date, a certificate shall be issued representing Additional Shares, if any, into which the Chatwins Common Stock formerly held by such shareholder shall have been converted in the Merger in accordance with Section 1.2(a)(ii) hereof, together with a check payable to such shareholder representing any payment of cash in lieu of fractional shares determined in accordance with Section 1.3(c) hereof. All of the shares of Reunion Common Stock and Series A Reunion Preferred issued in the Merger shall be duly authorized, validly issued, fully paid and nonassessable and, at the time of issuance, shall be free and clear of all liens, claims, encumbrances, security interests and rights of redemption (together, "Liens").

            (b) No Further Ownership Rights in Chatwins Capital Stock. The Merger Consideration issued upon the surrender for exchange of Certificates in accordance with the terms of this Agreement (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued (or paid, as the case may
be) in full satisfaction of all rights pertaining to the Chatwins Capital Stock represented thereby. From and after the Closing, the stock transfer books of Chatwins shall be closed and there shall be no further registration of transfers on the stock transfer books of Chatwins or Reunion of the Chatwins Capital Stock which was outstanding immediately prior to the Effective Time. If, after the Closing, Certificates are presented to Reunion for any reason, they shall be cancelled and exchanged as provided in this Agreement.

            (c) No Fractional Shares. No certificate or scrip representing fractional shares of Reunion Common Stock will be issued in the Merger upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Reunion. In lieu of any such fractional shares, each holder of Chatwins Common Stock, who would otherwise have been entitled to a fraction of a share of Reunion Common Stock in exchange for Certificates pursuant to this Agreement shall receive from Reunion a cash payment in lieu of such fractional share equal to the product of the market price of Reunion Common Stock at the close of business on the Closing Date and the fractional share interest to which such holder would otherwise be entitled.

            1.4. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Buchanan Ingersoll Professional Corporation, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, Pennsylvania 15219 at 10:00 a.m. on June 29, 1999, or at such other place or time as the parties may mutually agree (the "Closing Date").

            1.5. Further Assurances. At the Closing and thereafter, each party hereto will execute such further documents and instruments and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest Reunion with full title to all assets, properties, rights, approvals, immunities and franchises of Chatwins and to effect the other purposes of this Agreement.

                                   ARTICLE II

                            THE SURVIVING CORPORATION

            2.1. Certificate of Incorporation. The Certificate of Incorporation of Reunion in effect at the Effective Time shall be the Certificate of Incorporation of the surviving corporation until amended in accordance with applicable law.

            2.2. By-Laws. The By-laws of Reunion in effect at the Effective Time shall be the By-laws of the surviving corporation until amended in accordance with applicable law.

            2.3. Officers. The persons listed on Schedule 2.3 shall serve in the offices shown opposite their names on Schedule 2.3 at the Effective Time and shall continue in the same offices on behalf of the surviving corporation until their resignation or removal in accordance with the By-laws.

            2.4. Directors. The Directors of Reunion serving on the Reunion Board of Directors at the Effective Time shall continue to serve as members of the Board of Directors of the surviving corporation until their resignation or until their successors are duly elected and qualified. In addition, at the first meeting of the Board of Directors occurring after the Effective Time, the total number of persons serving on the Board of Directors shall be increased by two and two additional persons nominated by Chatwins shall be appointed by the Board of Directors of Reunion to fill the vacancies, effective at such meeting of the Board, thereby created.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF CHATWINS

            Chatwins hereby represents and warrants to Reunion on the date hereof and as of the Effective Time as follows (it being understood that for purposes of this Section 3, Chatwins shall include each of its subsidiaries):

            3.1. Chatwins' Organization and Good Standing. Chatwins is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Chatwins is duly qualified to do business and in good standing in each jurisdiction where the character of property owned or leased by it or the nature of its activities makes such qualification necessary except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Chatwins Material Adverse Effect. As used herein, a "Chatwins Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Chatwins or on the ability of Chatwins to consummate the transactions contemplated by this Agreement.

            3.2. Power and Authority; Execution and Delivery. Chatwins has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. Except for shareholder approval as required by the Delaware GCL, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by all requisite corporate action of Chatwins. Except for such shareholder approval and the filing of a certificate of merger in accordance with Section 1.1(b), no further corporate actions or approvals on the part of Chatwins are required under applicable law for the consummation of the Merger. This Agreement has been duly executed and delivered by Chatwins and, subject only to the approval of its shareholders in accordance with the Delaware GCL, constitutes the legal, valid and binding obligation of Chatwins, enforceable against it in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

            3.3. Capitalization and Voting Rights.

            (a) The authorized capital of Chatwins consists entirely of the following, the rights, privileges and preferences of which are as stated in the Certificate of Incorporation of Chatwins:

                  (i) 3,000 shares of Series A Preferred, of which 2,249 shares are issued and outstanding as of the date hereof;

                  (ii) 800 shares of Series B Preferred, of which 800 shares are issued and outstanding as of the date hereof;

                  (iii) 2,500 shares of Series C Preferred, of which 1,510 shares are issued and outstanding as of the date hereof; and

                  (iv) 400,000 shares of Chatwins Common Stock, of which 289,677.4 shares are issued and outstanding and 41,109 shares are held by Chatwins as treasury shares.

            (b) Except as set forth on Schedule 3.3, Chatwins has no outstanding subscriptions, options, warrants, calls or other agreements or commitments by which Chatwins is bound in respect of the capital stock of Chatwins, whether issued or unissued, and no outstanding rights or securities convertible into or exchangeable for any such capital stock, and Chatwins is not a party or subject to any agreement or understanding, and to Chatwins's knowledge, there is no agreement or understanding between any persons and/or entities, which affects or relates to the voting or giving of written consents with respect to any security of Chatwins. All shares of Class A, B, C and E Preferred Stock authorized to be issued by the Certificate of Incorporation of Chatwins have been retired, and no shares thereof or rights with respect thereto are outstanding.

            3.4. Subsidiaries. Except as set forth in Schedule 3.4, Chatwins does not own or control, directly or indirectly, any interest in any other corporation, association or other business entity.

            3.5. Valid Issuance of Preferred and Common Stock. Except as set forth on Schedule 3.5, the outstanding shares of Chatwins Capital Stock are duly and validly authorized and issued, fully paid and nonassessable.

            3.6. Reports and Financial Statements. Chatwins has previously furnished to Reunion a true and complete copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Chatwins 10-K") substantially in the form to be filed with the Securities and Exchange Commission ("SEC") and Current Reports on Form 8-K as filed with the SEC since December 31, 1998. Chatwins will provide Reunion with a true and complete copy of each Quarterly Report on Form 10-Q promptly after filing such report with the SEC. As of their respective dates, the Chatwins 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K referred to above did not, and will not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements included in the Chatwins 10-K have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Chatwins and its subsidiaries as of December 31, 1998 and the consolidated results of operations and changes in cash flow of Chatwins and its subsidiaries for the period then ended.

            3.7. Changes. Except as set forth on Schedule 3.7 or in the Chatwins 10-K, since December 31, 1998, there has not been:

            (a) any adverse change in the assets, condition (financial or otherwise), affairs, business, operations, properties, or liabilities of Chatwins from that reflected in the balance sheet as at December 31, 1998, referred to in Section 3.6 above, except for changes in the ordinary course of business which do not constitute, either individually or in the aggregate, a Chatwins Material Adverse Effect;

            (b) any material change in the liabilities or obligations of Chatwins, contingent or otherwise, whether due or to become due, whether by way of guaranty, endorsement, indemnity, warranty or otherwise, except for the incurrence of current liabilities in the ordinary course of business, none of which has had a Chatwins Material Adverse Effect;

            (c) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, operations or business of Chatwins;

            (d) any waiver by Chatwins of a valuable right or of a material debt owed to it;

            (e) any loans made by Chatwins other than advances of expenses made in the ordinary course of business;

            (f) any declaration or payment of any dividend or other distribution of the assets of Chatwins or any direct or indirect redemption, purchase or acquisition of any securities of Chatwins;

            (g) any incurrence of indebtedness for money borrowed or any other liabilities individually in excess of $50,000 or, in the case of indebtedness and/or liabilities individually less than $50,000, in excess of $100,000 in the aggregate;

            (h) any sale, exchange or other disposition of any of Chatwins's assets, other than in the ordinary course of business;

            (i) to the best of Chatwins's knowledge, any other event or condition of any character which could reasonably be expected to result in a Chatwins Material Adverse Effect;

            (j) any increase in compensation of any of its existing officers, or the rate of pay of its employees as a group, except as part of regular compensation increases in the ordinary course of business;

            (k) any resignation or termination of employment of any officer or key employee of Chatwins; or

            (l) any agreements to do or enter into any of the foregoing.

            3.8. Governmental Approvals and Filings. Except as set forth in
Schedule 3.8 and for the filing of a certificate of merger in accordance with the Delaware GCL, no approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing, registration or compliance with, any governmental or regulatory authority, is required in order to permit Chatwins to enter into this Agreement or to consummate the transactions contemplated herein.

            3.9. Litigation. Except as set forth in the Chatwins 10-K, (i) there is no action, suit, proceeding or investigation pending or, to Chatwins's knowledge, currently threatened in writing against Chatwins or its property, assets or business which might reasonably be expected to result, either individually or in the aggregate, in a Chatwins Material Adverse Effect, including without limitation, actions pending or threatened involving the prior employment of any of Chatwins's employees, their use in connection with Chatwins's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers; and (ii) Chatwins is not a party or subject to the provisions of any order, writ, injunction, award, judgment or decree of any court, arbitration panel or government agency or instrumentality.

            3.10. Patents and Trademarks. Chatwins has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for its business as now conducted and without any conflict with or infringement of the rights of others which could reasonably be expected to result in a Chatwins Material Adverse Effect. Schedule 3.10 contains a complete list of patents and patent applications owned by Chatwins. Except as set forth in Schedule 3.10, there are no outstanding options, licenses or agreements of any kind relating to the foregoing, nor is Chatwins bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes owned by any other person or entity. Chatwins has not received any communications or claims alleging that Chatwins has violated or, by conducting its business as currently conducted, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person or entity. Chatwins is not aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court of administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of Chatwins or that would conflict with Chatwins's business as proposed to be conducted. Neither the execution and delivery of this Agreement nor the carrying on of Chatwins's business by the employees of Chatwins will, to Chatwins's knowledge, conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any contract, covenant or instrument under which any of such employees is now obligated.

            3.11. No Conflict. Except as set forth on Schedule 3.11, neither the execution, delivery and performance of this Agreement by Chatwins, nor the consummation by Chatwins of the transactions contemplated hereby will (i) conflict with, or result in a breach of any of the terms, conditions or provisions of the Certificate of Incorporation or By-laws of Chatwins, (ii) conflict with, result in a breach or violation of, give rise to a default under or result in the acceleration of performance under any mortgage, lease, agreement, note, bond, indenture, guarantee or any statute, regulation, ordinance, writ, injunction, order, judgment or decree to which Chatwins may be subject, which conflict, breach, default, violation or acceleration could reasonably be expected to have a Chatwins Material Adverse Effect, or (iii) give rise to an imposition of any Lien of any nature whatsoever upon any of the assets of Chatwins.

            3.12. Agreements.

            (a) Except as set forth in Schedule 3.12, there are no agreements, understandings or transactions between Chatwins and any of its officers or directors or any affiliate thereof.

            (b) Except as set forth in Schedule 3.12, there are no agreements, understanding or transactions to which Chatwins is a party or by which it is bound which (i) involve obligations (contingent or otherwise) of, or payments to, Chatwins in excess of $500,000 other than in the ordinary course of business, (ii) are material to the conduct and operations of Chatwins's business or properties (including, without limitation, the license of any patent, copyright, trade secret or other proprietary rights to or from Chatwins), (iii) restrict or adversely affect the development, manufacture or distribution of Chatwins's products or services, (iv) involve any written employment or consulting arrangement between Chatwins and any person, or (v) involve any material oral employment or consulting arrangement between Chatwins and any person.

            3.13. Title to Property and Assets. Except as set forth on Schedule 3.13, Chatwins has good title to its property and assets free and clear of all Liens, except such Liens which do not materially impair Chatwins's ownership or use of such property or assets. With respect to the property and assets it leases, Chatwins is in substantial compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any Liens. All of Chatwins's properties and assets are, in all material respects, in good operating condition, subject to normal wear and tear.

            3.14. Labor Agreements and Actions; Employee Benefits. Except as set forth on Schedule 3.14, Chatwins is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and within the last two (2) years no labor union has requested or, to the knowledge of Chatwins, has sought to represent any of the employees, representatives, or agents of Chatwins; there is no strike or other labor dispute involving Chatwins pending or, to the knowledge of Chatwins, threatened, which could reasonably be expected to have a Chatwins Material Adverse Effect, nor is Chatwins aware of any labor organization activity involving its employees. Except as noted in
Schedule 3.14 hereto, Chatwins does not have any employee benefit plans presently in force with respect to profit-sharing or pensions.

            3.15. Tax Matters. Chatwins (i) has timely filed all tax returns that are required to have been filed by it with all appropriate governmental agencies (and all such returns are true and correct and fairly reflect in all material respects its operations for tax purposes); and (ii) has timely paid all taxes owed or assessed against it (other than taxes the validity of which are being contested in good faith by appropriate proceedings). The assessment of any additional taxes for periods for which returns have been filed is not expected to exceed the reserves therefor reflected in the Chatwins's publicly-filed financial statements and, to Chatwins's knowledge, there are no material unresolved questions or claims concerning Chatwins's tax liability. Chatwins 1995 federal corporate income tax return was audited by the Internal Revenue Service and all additional tax and interest assessed as a result of such audit has been paid and all required state tax filings as a result thereof have been made. Except as provided in the preceding sentence, Chatwins's federal income tax returns have not been reviewed or audited by any taxing authority. There is no pending dispute with any taxing authority relating to any of said returns which, if determined adversely to Chatwins, would result in the assertion by any taxing authority of any valid material tax deficiency.

            3.16. Minute Books. The minute books of Chatwins contain a complete and accurate record of all meetings of directors and stockholders since the date of incorporation and all actions by written consent.

            3.17. Purchase Method. To the best knowledge of Chatwins, neither Chatwins nor any of its affiliates has taken or agreed to take any action inconsistent with Reunion's accounting for the Merger under the "purchase method".

            3.18. Disclosure. Neither this Agreement nor any document or information furnished to Reunion by Chatwins pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of Chatwins contained herein or therein not misleading.

            3.19. S-4 Registration Statement. At the time the Registration Statement (as defined in Section 9.8) becomes effective and at the Effective Time, the Registration Statement and the Proxy Statement/Prospectus included therein, to the extent that material is prepared or furnished by Chatwins for inclusion therein, and the Chatwins SEC filings incorporated by reference therein, will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or necessary to correct any statement which has become false or misleading with respect to the transactions contemplated hereby and will comply in all material respects with the requirements of the Securities Act of 1933 (the "Securities Act") and the rules and regulations thereunder (provided that no representation or warranty is made with respect to the information not prepared or furnished by Chatwins specifically for use therein or not contained in Chatwins SEC filings incorporated by reference therein).

            3.20. Broker's or Finder's Fees. Except as set forth in Schedule 3.20, neither Chatwins nor any of its affiliates has authorized any person to act as broker, finder, banker, consultant, intermediary or in any other similar capacity which would entitle such person to any investment banking, brokerage, finder's or similar fee from Chatwins in connection with the transactions contemplated by this Agreement.

            3.21. Permits, Licenses, Authorizations; Compliance with Laws. Chatwins has all licenses, franchises, certificates of occupancy, permits and other governmental authorizations which are material and necessary to conduct its business, and Chatwins is not in violation in any material respect of any such license, franchise, certificate of occupancy, permit or other governmental authorization, or any statute, law, ordinance, rule regulation, judgment, order or decree applicable to it or any of its properties.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF REUNION

            Reunion represents and warrants to Chatwins as of the date hereof and as at the Effective Time as follows (it being understood that for purposes of this Section 4, Reunion shall include each of its subsidiaries):

            4.1. Organization and Good Standing. Reunion is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Reunion is duly qualified to do business and in good standing in each jurisdiction where the character of property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Reunion Material Adverse Effect. As used herein, the term "Reunion Material Adverse Effect" means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Reunion and its subsidiaries, taken as a whole, or on the ability of Reunion to consummate the transactions contemplated by this Agreement.

            4.2. Power and Authority; Execution and Delivery. Reunion has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. Except for shareholder approval as required by the Delaware GCL, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly approved and authorized by all requisite corporate action of Reunion. Except for such shareholder approval and the filing of a certificate of merger in accordance with Section 1.1(b), no further corporate actions or approvals on the part of Reunion are required under applicable law for the consummation of the Merger. This Agreement has been duly executed and delivered by Reunion and, subject only to the approval of its shareholders in accordance with the Delaware GCL, constitutes the legal, valid and binding obligation of Reunion, enforceable against Reunion in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a court of law or equity).

            4.3. Governmental Approvals and Filings. Except as set forth in
Schedule 4.3, and for the filing of a certificate of merger in accordance with the Delaware GCL, no approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing, registration or compliance with, any governmental or regulatory authority, is required in order to permit Reunion to enter into this Agreement or to consummate the transactions contemplated herein.

            4.4. No Conflict. Except as set forth in Schedule 4.4, neither the execution, delivery and performance of this Agreement by Reunion, nor the consummation by Reunion of the transactions contemplated hereby will (i) conflict with, or result in a breach of any of the terms, conditions or provisions of the Certificate of Incorporation or By-laws of Reunion, (ii) conflict with, result in a breach or violation of, give rise to a default under or result in the acceleration of performance under any mortgage, lease, agreement, note, bond, indenture, guarantees or any statute, regulation, ordinance, writ, injunction, order, judgment or decree to which Reunion may be subject, which conflict, breach, default, violation or acceleration would have a Reunion Material Adverse Effect, or (iii) give rise to an imposition of any Lien, charge, security interest or encumbrance of any nature whatsoever upon any of the assets of Reunion.

            4.5. Merger Consideration. When issued, the shares of Reunion Common Stock and Series A Reunion Preferred to be issued in the Merger will be duly authorized, validly issued, fully-paid and nonassessable and free and clear of all Liens and preemptive rights. The certificates or instruments representing such shares will be in due and proper form.

            4.6. Reports and Financial Statements. Reunion has previously furnished to Chatwins a true and complete copy of its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Reunion 10-K") substantially in the form to be filed with the SEC and Current Reports on Form 8-K as filed with the SEC since December 31, 1998. Reunion will provide Chatwins with a true and complete copy of each Quarterly Report on Form 10-Q promptly after filing such report with the SEC. As of their respective dates, the Reunion 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K referred to above, did not, and will not, when filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements included in the Reunion 10-K have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Reunion and its subsidiaries as of December 31, 1998 and the consolidated results of operations and changes in cash flow of Reunion and its subsidiaries for the period then ended.

            4.7. Absence of Material Adverse Change. Except as set forth on
Schedule 4.7 or the Renuion 10-K, since December 31, 1998 there has not been any Reunion Material Adverse Effect.

            4.8. Capitalization of Reunion. Reunion's authorized capital stock consists of (i) 20,000,000 shares of Reunion Common Stock of which 3,900,065 are outstanding on the date hereof, and (ii) 10,000,000 shares of preferred stock, par value $.01 per share, none of which are outstanding on the date hereof. All of the issued and outstanding shares of capital stock of Reunion are duly authorized and validly issued, fully-paid and nonassessable.

            4.9. Certificates of Incorporation and By-laws.

            (a) Reunion has delivered to Chatwins copies of its Certificate of Incorporation and all amendments thereto, which copies are complete and correct. Reunion is not in default under, or in violation of, any provisions of its Certificate of Incorporation. Reunion's Certificate of Incorporation has not been amended since December 31, 1998 and, except as contemplated by this Agreement or in connection with the Acquisitions (as defined in Section 6.2(c)), no action has been taken for the purpose of effecting any amendment thereto.

            (b) Reunion has delivered to Chatwins copies of its By-laws and all amendments thereto, which copies are complete and correct. Reunion is not in default under, or in violation of, any provision of its By-laws. Reunion's By-laws have not been amended since the date of certification thereof and no action has been taken for the purpose of effecting any amendment thereto.

            4.10. Legal Proceedings. Except as set forth in the Reunion 10-K,
(i) there are no suits, actions, claims, proceedings (including, without limitation, arbitration or administrative proceedings) or investigations pending or to the knowledge of Reunion threatened in writing against Reunion or its property, assets or business which could reasonably be expected, individually or in the aggregate, to have a Reunion Material Adverse Effect; and (ii) Reunion is not a party or subject to the provisions of any judgment, order, injunction, decree or award of any court, arbitration panel or government agency or instrumentality.

            4.11. Purchase Method. To the best knowledge of Reunion, neither Reunion nor any of its affiliates has taken or agreed to take any action inconsistent with the accounting treatment of the Merger under the "purchase method".

            4.12. Disclosure. Neither this Agreement nor any document or information furnished to Chatwins by Reunion pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of Reunion contained herein or therein not misleading.

            4.13. S-4 Registration Statement. At the time the Registration Statement becomes effective and at the Effective Time, the Registration Statement and the Proxy Statement/Prospectus included therein and the Reunion SEC filings incorporated by reference therein, will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or shall omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or necessary to correct any statement which has become false or misleading with respect to the transactions contemplated hereby and will comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder (provided that no representation or warranty is made with respect to the information prepared or furnished by Chatwins to Reunion specifically for use therein or contained in Chatwins SEC filings incorporated by reference therein).

            4.14. Broker's or Finder's Fees. Except for Legg Mason Wood Walker, Inc. and Robert Gray, neither Reunion nor any of its affiliates has authorized any person to act as broker, finder, banker, consultant, intermediary or in any other similar capacity which would entitle such person to any investment banking, brokerage, finder's or similar fee from Reunion in connection with the transactions contemplated by this Agreement.

            4.15. Permits, Licenses, Authorizations; Compliance with Laws. Reunion has all licenses, franchises, certificates of occupancy, permits and other governmental authorizations which are material and necessary to conduct its business, and Reunion is not in violation in any material respect of any such license, franchise, certificate of occupancy, permit or other governmental authorization, or any statute, law, ordinance, rule regulation, judgment, order or decree applicable to it or any of its properties.

                                    ARTICLE V

                              COVENANTS OF CHATWINS

            Chatwins covenants and agrees that:

            5.1. Regular Course of Business. Except as otherwise consented to in writing by Reunion, prior to the Closing Chatwins will carry on its businesses only in the ordinary course and substantially in accordance with past practices, and Chatwins will use commercially reasonable efforts to preserve its present business organization intact and keep available the services of its present executive officers.

            5.2. Restricted Activities and Transactions. Except as otherwise consented to in writing by Reunion or contemplated by this Agreement or as resulting from the consummation of the transactions contemplated by this Agreement, prior to the Closing Chatwins will not:

            (a) amend its Certificate of Incorporation or By-laws;

            (b) except in the ordinary course of business and substantially in accordance with past practices, (i) borrow or agree to borrow any funds or mortgage or pledge any of its assets, tangible or intangible, (ii) voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any material obligation or liability (absolute or contingent), (iii) cancel or agree to cancel any material debts or claims, or (iv) lease, sell, transfer or encumber, agree to lease, sell, transfer or encumber, or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights;

            (c) except as set forth on the Schedules hereto, (i) grant any increase in compensation or benefits, or (ii) make, pay or accrue any bonuses, pension, profit sharing or similar payment to any director, officer or employee of Chatwins other than payment of 1998 performance bonuses accrued as of December 31, 1998;

            (d) acquire control or ownership of any other corporation, association, joint venture, partnership, business trust or other business entity, or acquire control or ownership of all or a substantial portion of the assets of any of the foregoing, or merge, consolidate or otherwise combine with any other corporation or enter into any agreement providing for any of the foregoing;

            (e) except as set forth on the Schedules hereto or in the ordinary course of business consistent with past practice, hire any additional professional personnel or make any change in the responsibilities or office of any officer of Chatwins;

            (f) except as set forth on the Schedules hereto or in the ordinary course of business consistent with past practice, enter into any material contract or agreement or materially modify any existing material agreement;

            (g) declare, set aside, make or pay any dividend or other distribution with respect to its capital stock, or retire or redeem any of such capital stock, or take any action which would have an effect equivalent to any of the foregoing; or

            (h) agree or commit to do any of the foregoing.

            5.3. Approval of Shareholders.

            (a) Chatwins shall through its Board of Directors duly call, give notice of, convene and hold a meeting of its shareholders (or solicit the written consent thereof) for the purpose of voting on (i) the adoption and approval of this Agreement and (ii) the waiver of all rights available to such shareholders to demand appraisal of their shares of Chatwins Common Stock under the Delaware GCL, as soon as reasonably practicable after the date hereof.

            (b) Chatwins will provide its shareholders with, or give its shareholders access to, all material information about the transactions contemplated by this Agreement. The written information provided to the Chatwins shareholders will be, when so provided, true and accurate in all material respects, and such information will not, when so provided, contain any untrue statement of a material fact or omit to state a material fact with respect to such written information. Copies of all written information delivered or to be delivered to the shareholders shall be offered for review and approval to Reunion prior to its delivery to the Chatwins shareholders.

            5.4. Consents, Approvals and Filings. Chatwins will use its best efforts to obtain on or before the Closing all necessary approvals, authorizations, registrations, consents, licenses, clearances or orders of governmental and regulatory authorities referred to in Section 3.8.

            5.5. Access to Books, Records and Other Information. Chatwins will afford to Reunion and its accountants, attorneys and agents such information as Reunion may reasonably request (including such copies of documents as Reunion may reasonably request) and reasonable access to the books and records of Chatwins.

                                   ARTICLE VI

                              COVENANTS OF REUNION

            Reunion covenants and agrees that:

            6.1. Regular Course of Business. Except as otherwise consented to in writing by Chatwins, prior to the Closing, Reunion will carry on its businesses only in the ordinary course and substantially in accordance with past practices, and will use commercially reasonable efforts to preserve its present business organization intact and keep available the services of its present executive officers.

            6.2. Restricted Activities and Transactions. Except as otherwise consented to in writing by Chatwins or contemplated by this Agreement or as resulting from the consummation of the transactions contemplated by this Agreement, prior to the Closing Reunion will not:

            (a) amend its Certificate of Incorporation or By-laws except in connection with the Acquisitions (as defined in Section 6.2(c));

            (b) except in the ordinary course of business and substantially in accordance with past practices, (i) borrow or agree to borrow any funds or mortgage or pledge any of its assets, tangible or intangible, (ii) voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any material obligation or liability (absolute or contingent), (iii) cancel or agree to cancel any material debts or claims, or (iv) lease, sell, transfer or encumber, agree to lease, sell, transfer or encumber, or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights;

            (c) acquire control or ownership of any other corporation, association, joint venture, partnership, business trust or other business entity, or acquire control or ownership of all or a substantial portion of the assets of any of the foregoing, or merge, consolidate or otherwise combine with any other corporation or enter into any agreement providing for any of the foregoing; provided that Reunion, or one of its subsidiaries, may enter into a merger or other acquisition agreement with each of SAC and NPS (collectively, the "Acquisitions").

            (d) issue or sell any shares of its capital stock or other equity interests or issue or award any options, warrants or other rights with respect to its capital stock or other equity interests, except in connection with the Acquisitions; or

            (e) agree or commit to do any of the foregoing.

            6.3. Approval of Shareholders.

            (a) Reunion shall through its Board of Directors duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting on the adoption and approval of this Agreement as soon as reasonably practicable after the date hereof.

            (b) Reunion will provide its shareholders with, or give its shareholders access to, all material information about the transactions contemplated by this Agreement. The written information provided to the Reunion shareholders will be, when so provided, true and accurate in all material respects, and such information will not, when so provided, contain any untrue statement of a material fact or omit to state a material fact with respect to such written information.

            6.4. Consents, Approvals and Filings. Reunion will use its best efforts to obtain on or before the Closing all necessary approvals, authorizations, registrations, consents, licenses, clearances or orders of governmental and regulatory authorities referred to in Section 4.3.

            6.5. Access to Books, Records and Other Information. Reunion will afford to Chatwins and its accountants, attorneys and agents such information as Chatwins may reasonably request (including such copies of documents as Chatwins may reasonably request) and reasonable access to its books and records.

                                  ARTICLE VII

                                MUTUAL COVENANTS

            7.1. Payment of Expenses. Except for the fees, costs and expenses charged in connection with any refinancing of Reunion to be consummated in connection with the Merger, which shall be paid one-half by Reunion and one-half by Chatwins, and except as otherwise specifically provided elsewhere herein, each party to this Agreement shall be responsible for its own costs and expenses incurred in connection with the transactions contemplated by this Agreement, and in particular, Reunion shall be responsible for the fees and expenses of Legg Mason Wood Walker, Incorporated. All expenses incurred in connection with the Registration Statement shall be borne by Reunion.

            7.2. Public Announcements. Reunion and Chatwins shall to the maximum extent feasible advise and confer with each other prior to the issuance of any reports, public statements or releases pertaining to this Agreement or any transaction contemplated hereby.

            7.3. Public Disclosure. None of the information supplied by Reunion and Chatwins for inclusion or incorporation by reference in the Registration Statement (as defined below) at the time the Registration Statement is filed with the SEC and the time such document becomes effective under the Securities Act, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

            7.4. Refinancing. Reunion and Chatwins shall, and shall cause their respective affiliates, agents and employees to, cooperate and expend all efforts reasonably necessary to consummate on the Closing Date the currently contemplated refinancing of the outstanding indebtedness of Reunion and Chatwins through lenders reasonably acceptable to Chatwins and Reunion, and any refinancing in lieu or supplemental thereof.

            7.5. No Shop. From the date hereof until the Effective Time, except in connection with the Acquisitions, and as otherwise required to comply with applicable law, Reunion and Chatwins shall not and shall not permit any officer, director or other agent of Reunion or Chatwins, directly or indirectly, to take any action to seek, initiate, negotiate or encourage or enter into or participate in any discussions regarding, any offer from any third party to acquire any shares of capital stock or other equity interest of such third party, or to sell to such third party any shares of capital stock or other equity interest of Reunion or Chatwins, to merge or consolidate with Reunion or Chatwins, or to otherwise acquire any significant portion of the assets of Reunion or Chatwins or to acquire any significant portion of the assets of such third party.

                                  ARTICLE VIII

                      CONDITIONS TO OBLIGATIONS OF REUNION

            The obligation of Reunion to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, on or prior to the Closing, of the following conditions:

            8.1. Representations and Warranties True at the Closing. The representations and warranties of Chatwins contained in this Agreement shall be true and correct in all material respects, except to the extent such representations were made as of a specific date other than the date hereof.

            8.2. Performance of Covenants. Chatwins shall have performed in all material respects all covenants required to be performed by it under this Agreement prior to the Closing.

            8.3. Opinion of Counsel. Chatwins shall have delivered to Reunion an opinion, dated the Closing Date and addressed to Reunion, of Richards & O'Neil, LLP in form and substance reasonably satisfactory to Reunion and its counsel.

            8.4. Shareholder Approvals. This Agreement shall have been adopted by the requisite vote of the shareholders of Reunion and of Chatwins under the Delaware GCL; and holders of no more than 5% of Chatwins Common Stock shall have exercised their rights of appraisal under the Delaware GCL, provided that the Board of Directors of Reunion may elect to proceed with the Merger in the event that more than 5% of holders of Chatwins Common Stock exercise such rights of appraisal.

            8.5. Other Approvals and Consents. All required approvals and authorizations of governmental and regulatory authorities, including those listed on Schedule 3.8 and Schedule 4.3, shall have been obtained.

            8.6. No Governmental or Other Proceeding. No order of any court or administrative agency of competent jurisdiction shall be in effect which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger.

            8.7. No Material Adverse Change. There shall not have been since the date hereof any occurrence which could reasonably be expected to have a Chatwins Material Adverse Effect.

            8.8. Certificate of Chatwins. Chatwins shall have furnished Reunion with a Certificate of Chatwins signed by its principal executive officer to the effect that the representations and warranties of Chatwins contained in this Agreement are true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made on such date (except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing Date) and that Chatwins has performed or complied in all material respects with all terms, covenants and provisions of this Agreement required to be performed or complied with by it prior to or at the Closing.

            8.9. Certificate of Merger. Chatwins shall have executed and delivered to Reunion the certificate of merger to be filed with the Secretary of State in connection with the Merger.

            8.10. Fairness Opinion. Reunion's Board of Directors shall have received the opinion of Legg Mason Wood Walker, Inc., in a form reasonably satisfactory to the Board, that the consideration to be paid for Chatwins pursuant to this Agreement is fair to Reunion and its stockholders, other than Chatwins, from a financial point of view.

            8.11. Refinancing; Chatwins Warrants. Reunion shall have an enforceable agreement or agreements with one or more lenders, to consummate and/or continue one or more credit facilities, the proceeds of which will be sufficient to redeem the $50,000,000 principal amount Senior Notes of Chatwins due 2003 (the "Senior Notes") and to provide adequate working capital resources to Reunion after giving effect to the Merger, and all conditions precedent to the amendment and/or funding of such credit facilities shall have been satisfied other than the consummation of the Merger. Chatwins shall have issued the requisite "bring along notice" to its warrantholders and all Chatwins warrants shall have been exercised or terminated.

                                   ARTICLE IX

                      CONDITIONS TO OBLIGATIONS OF CHATWINS

            The obligations of Chatwins to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, on or prior to the Closing, of the following conditions:

            9.1. Representations and Warranties True at the Closing Date. The representations and warranties of Reunion contained in this Agreement shall be true and correct in all material respects, except for representations and warranties which were made as of a specified date other than the date hereof.

            9.2. Performance of Covenants. Reunion shall have performed in all material respects all covenants required to be performed by it under this Agreement prior to the Closing.

            9.3. Opinion of Counsel. Reunion shall have delivered to Chatwins an opinion, dated the Closing Date and addressed to Chatwins, of Buchanan Ingersoll Professional Corporation, in form and substance reasonably satisfactory to Chatwins and its counsel.

            9.4. Shareholder Approvals. This Agreement shall have been adopted by the requisite vote of the shareholders of Reunion and of Chatwins under the Delaware GCL and holders of no more than 5% of Chatwins Common Stock shall have exercised their rights of appraisal under the Delaware GCL; provided that the Board of Directors of Chatwins may elect to proceed with the Merger in the event that more than 5% of holders of Chatwins Common Stock exercise such rights of appraisal.

            9.5. Other Approvals and Consents. All required approvals and authorizations of governmental and regulatory authorities, including those listed on Schedule 3.8 and Schedule 4.3, shall have been obtained.

            9.6. No Governmental or Other Proceeding. No order of any court or administrative agency of competent jurisdiction shall be in effect which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger.

            9.7. Certificate of Reunion. Reunion shall have furnished Chatwins with a Certificate of Reunion signed by its respective President or any Vice President to the effect that, except for changes thereto agreed to in writing by Chatwins, the representations and warranties of Reunion contained in this Agreement are true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made on such date (except as to representations and warranties which are expressly limited to a state of facts existing at a time prior to the Closing) and that Reunion has performed or complied in all material respects with all terms, covenants and provisions of this Agreement required to be performed or complied with by it prior to or at the Closing.

            9.8. Registration. Reunion shall have filed with the SEC the Registration Statement and the Registration Statement shall be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"). For the purposes of this Agreement, "Registration Statement" shall mean the registration statement on Form S-4 of Reunion covering the shares of Reunion Common Stock to be issued to the Chatwins's shareholders upon conversion of the Chatwins Common Stock in connection with the Merger, including a proxy statement/prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement. Reunion shall have complied in all material respects with all "Blue Sky" obligations applicable to the transactions contemplated by this Agreement and by the Registration Statement.

            9.9. Listing. Reunion shall have taken such actions as are necessary to cause the shares registered by the Registration Statement to be listed on the Pacific Exchange and the NASDAQ Small-Cap Market.

            9.10. Certificate of Merger. Reunion shall have executed and delivered to Chatwins the certificate of merger to be filed with the Secretary of State in connection with the Merger.

            9.11. No Material Adverse Change. There shall not have been since the date hereof any occurrence which could reasonably be expected to have a Reunion Material Adverse Effect.

            9.12. Refinancing. Reunion shall have an enforceable agreement or agreements with one or more lenders, to consummate and/or continue one or more credit facilities, the proceeds of which will be sufficient, to redeem the Senior Notes and to provide adequate working capital resources to Reunion after giving effect to the Merger, and all conditions precedent to the amendment and/or funding of such credit facilities shall have been satisfied other than the consummation of the Merger.

            9.13. Reunion Preferred. The Board of Directors of Reunion shall have approved and Reunion shall have filed with the Secretary of the State and delivered to Chatwins a Certificate of Designations with respect to the Series A Reunion Preferred having the terms described in Section 1.2(b) hereof.

                                    ARTICLE X

                                   TERMINATION

            10.1. Termination. This Agreement may be terminated (i) by the mutual consent of Reunion and Chatwins; (ii) by Reunion or Chatwins at any time after 120 days after the date hereof if for any reason the Merger shall not by such date have been consummated and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating party; (iii) by Reunion if there has been a misrepresentation or breach on the part of Chatwins in the representations, warranties and covenants of Chatwins set forth herein which, if curable, has not been cured within 10 days of notice thereof by Reunion and which breach, if not cured, would cause a failure of the conditions set forth in
Section 8.1 or 8.2; (iv) by Chatwins if there has been a misrepresentation or breach on the part of Reunion in the representations, warranties and covenants of Reunion set forth herein which, if curable, has not been cured within 10 days of notice thereof by Chatwins and which breach, if not cured, would cause a failure of the conditions set forth in Section 9.1 or 9.2; and (v) by Reunion or Chatwins if any court or administrative agency of competent jurisdiction shall have issued an order which restrains or prohibits any transaction contemplated hereby or which would limit or otherwise affect in any material respect the Merger and such order shall have become final and nonappealable.

            10.2. Effect of Termination. If this Agreement is validly terminated by Reunion or Chatwins pursuant to Section 10.1, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of Reunion or Chatwins (or any of their respective subsidiaries, representatives or affiliates), except (i) that the provisions of Sections 7.1 and 7.2 will continue to apply following any such termination and (ii) that nothing contained herein shall relieve any party hereto from liability for breach of its representations, warranties, covenants or agreements contained in this Agreement.

            10.3. Termination After Shareholder Vote. At any time prior to the Effective Time this Agreement may be terminated by the Board of Directors of Reunion or Chatwins pursuant to Section 10.1 hereof notwithstanding the prior approval of this Agreement and the Merger by their respective stockholders.

                                   ARTICLE XI

                                 INDEMNIFICATION

            11.1. Indemnification.

            (a) Reunion shall indemnify and hold harmless Chatwins, each of its directors and officers, and each person or entity, if any, who controls Chatwins within the meaning of the Securities Act against all losses, claims, damages or liabilities, joint or several, to which Chatwins or any such director, officer or controlling person may become subject (i) which arise out of or are caused by any breach by Reunion of any representation or warranty of Reunion contained in this Agreement or any related agreement, (ii) which arise out of or are caused by any breach or other failure to perform any covenant, agreement or other obligation of Reunion contained in this Agreement or any related agreement, or (iii) under the Securities Act insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and Reunion shall reimburse Chatwins or any such director, officer or controlling person for any reasonable legal or other expenses in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Reunion shall not be required to indemnify and hold harmless or reimburse Chatwins to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in any document made in reliance upon and in conformity with written information furnished to Reunion by or on behalf of Chatwins for use in the preparation of such documents.

            (b) Chatwins shall indemnify and hold harmless Reunion, each of its directors and officers, and each person or entity, if any, who controls Reunion within the meaning of the Securities Act, against all losses, claims, damages or liabilities to which Reunion or any such director or officer or controlling person may become subject (i) which arise out of or are caused by any breach by Chatwins of any representation or warranty of Chatwins contained in this Agreement or any related agreement, (ii) which arise out of or are caused by any breach or other failure to perform any covenant, agreement or other obligation of Chatwins contained in this Agreement or any related agreement, or (iii) under the Securities Act insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case only to the extent that such untrue statement or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished to Reunion by or on behalf of Chatwins; and Chatwins shall reimburse Reunion for any reasonable legal or other expenses reasonably incurred by Reunion or any such director or officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action.

            (c) Promptly after receipt by a party who is, under paragraphs (a) or (b) of this Section 11.1 an indemnified party, of notice of the commencement of any action with respect to which indemnification may be sought under this
Section 11.1, such indemnified party shall notify the indemnifying party. Such notice shall be a condition precedent to any liability of the indemnifying party for indemnification contained in this Section 11.1; provided, however, that the rights of the indemnified party to indemnification or compensation hereunder will only be affected by its failure to give prompt notice to the indemnifying party of the commencement of such action if and to the extent that such failure prejudices the indemnifying party in the defense of such action. In case any such action is being brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to assume and control the defense of the action at its expense and if the indemnifying party gives notice to such indemnified party of its election to assume and control the defense, the indemnifying party will not be liable to such indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense or investigation of the action, so long as and to the extent that the indemnifying party continues to diligently defend the indemnified party.

            (d) No action for indemnity under this Article XI may be brought or maintained by either party after the Effective Time.

                                   ARTICLE XII

                            MISCELLANEOUS PROVISIONS

            12.1. Notices, Etc. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given, when delivered in person, telegraphed, or when mailed by certified or registered mail, postage prepaid, or when given by telex or facsimile transmission (promptly confirmed in writing), as follows:

            (a) If to Chatwins:

                        Chatwins Group, Inc.
                        300 Weyman Plaza, Suite 340
                        Pittsburgh, Pennsylvania  15236
                        Telephone:  412-885-5501
                        Facsimile:  412-885-5512
                        Attention:  President

            with copies to:

                        Richards & O'Neil, LLP
                        885 Third Avenue
                        New York, New York 10022-4873
                        Telephone:  212-207-1200
                        Facsimile:  212-750-9022
                        Attention:  Brian D. Beglin, Esq.

            (b) If to Reunion:

                        Reunion Industries, Inc.
                        One Stamford Landing, 62 Southfield Avenue
                        Stamford, Connecticut  06902
                        Telephone:  203-324-8858
                        Facsimile:  203-967-3923
                        Attention: President

            with copies to:

                        Buchanan Ingersoll Professional Corporation
                        One Oxford Centre
                        301 Grant Street, 20th Floor

                        Pittsburgh, PA 15219
                        Telephone:  (412) 562-8800
                        Facsimile  (412) 562-1041
                        Attention:  Herbert B. Conner, Esq.

or such other person as the person entitled to notice shall designate in writing, such writing to be delivered to the other parties hereto in the manner provided in this Section 12.1.

            12.2. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate delivered pursuant hereto shall not survive the Closing Date and the consummation of any or all of the transactions contemplated hereby.

            12.3. Entire Agreement; Amendment. This Agreement (including the various Schedules hereto) sets forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof. This Agreement may be amended or modified only by a written instrument executed by Reunion and Chatwins. The Boards of Directors of Chatwins and Reunion may amend this Merger Agreement at any time prior to the time that this Merger Agreement (or a certificate in lieu thereof) filed with the Secretary of State becomes effective in accordance with Section 103 of the Delaware GCL, provided that an amendment made subsequent to the adoption of this Merger Agreement by the stockholders of Chatwins or Reunion may not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof, (2) alter or change any term of the certificate of incorporation of Reunion to be effected by the Merger, or (3) alter or change any of the terms and conditions of this Merger Agreement if such alteration or change would adversely affect the holders of any class or series of capital stock of Reunion or Chatwins.

            12.4. Individual Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid and unenforceable provision had never comprised a part hereof,
(iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the legal, invalid or unenforceable provision, and (iv) there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

            12.5. General. This Agreement: (i) shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the choice of law principles thereof; (ii) shall inure to the benefit of the parties hereto and their heirs, personal representatives, successors and permitted assigns, nothing in this Agreement, expressed or implied, being intended to confer upon any other person any rights or remedies hereunder; (iii) may not be assigned by a party without the prior written consent of the other parties; and (iv) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section, Schedule and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

            IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

                                          REUNION INDUSTRIES, INC.

                                          By: /s/ Richard L. Evans
                                              ----------------------------
                                                  Richard L. Evans
                                                  Executive Vice President


                                          CHATWINS GROUP, INC.

                                          By: /s/ Charles E. Bradley, Sr.
                                              ----------------------------
                                                  Charles E. Bradley, Sr.
                                                  Chairman

                                                                       EXHIBIT 3

                                  SCHEDULE 2.3

                  OFFICERS OF REUNION AS OF THE EFFECTIVE TIME

            Charles E. Bradley, Sr.       Chief Executive Officer

            Joseph C. Lawyer              President and Chief Operating Officer

            Richard L. Evans              Executive Vice President of
                                          Administration and Secretary

            Kimball J. Bradley            Executive Vice President of Operations

            John M. Froehlich             Executive Vice President of Finance